UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           Maxcor Financial Group Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                 31769Q - 10 - 8
                                 (CUSIP Number)

                              Donald R.A. Marshall
                   c/o Garban Intercapital North America Inc.
                             One World Trade Center
                               New York, NY 10048

                                 with a copy to:

                                 General Counsel
                           Maxcor Financial Group Inc.
                       Two World Trade Center, 84th Floor
                            New York, New York 10048
                                 (212) 748-7000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 20, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

 Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
                               (See Rule 13D-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                                  SCHEDULE 13D


CUSIP No.  31769Q-10-8

-------------    ---------------------------------------------------------------
      1          NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Donald R.A. Marshall, SS# ###-##-####

-------------    ---------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                       (a)

                                       (b)


-------------    ---------------------------------------------------------------
      3          SEC USE ONLY


-------------    ---------------------------------------------------------------
      4          SOURCE OF FUNDS*


-------------    ---------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)


-------------    ---------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States


   NUMBER OF          7      SOLE VOTING POWER

    SHARES                   582,616
                 ---------------------------------------------------------------
  BENEFICIALLY        8      SHARED VOTING POWER

    OWNED BY                 0
                 ---------------------------------------------------------------
     EACH             9      SOLE DISPOSITIVE POWER

   REPORTING                 582,616
                 ---------------------------------------------------------------
   PERSON            10      SHARED DISPOSITIVE POWER

    WITH                     0
-------------    ---------------------------------------------------------------
     11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 582,616

-------------    ---------------------------------------------------------------

-------------    ---------------------------------------------------------------
     12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*



-------------    ---------------------------------------------------------------
     13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 8.2%


-------------    ---------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*
                 IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT*


     Donald R.A. Marshall (the "Reporting Person") hereby amends his Statement on Schedule 13D, dated August 23, 1996 (previously amended on December 13, 1996 and December 10, 1997), relating to the Common Stock, $.001 par value, of Maxcor Financial Group Inc. (previously known as Financial Services Acquisition Corporation), a Delaware corporation, as follows:

Item 4. Purpose of Transaction

The following is hereby added to the end of Item 4:

     On August 20, 2001, the Reporting Person sold 100,000 shares of Common Stock of the Issuer for gross proceeds of $400,000.

Item 5. Interest in Securities of the Issuer.

Paragraph (a) of Item 5 is hereby deleted and replaced in its entirety by the following:

(a) The Reporting Person currently beneficially owns 582,616 shares of Common Stock. In its Form 10-Q for the quarter ended on June 30, 2001, the Issuer reported that a total of 7,090,824 shares of Common Stock were outstanding. Based on such information, the Common Stock currently beneficially owned by the Reporting Person represents approximately 8.2% of the Common Stock outstanding.

                                 SIGNATURE PAGE
                                 --------------

After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.

                                                     Dated: August 22, 2001

                                                     /s/ Donald Marshall
                                                     --------------------
                                                     Donald R.A. Marshall